UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 3, 2017

001-36686

(Commission file number)

Forward Pharma A/S

(Translation of registrant’s name into English)

Østergade 24A, 1st Floor

1100 Copenhagen K, Denmark

(Address of principal executive office)

________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [   ] No [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [   ] No [ X ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [   ] No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1.      Convening an Extraordinary General Meeting

On November 3, 2017, Forward Pharma A/S (the “Company”) announced plans to adjust the terms and conditions of certain outstanding options, warrants and deferred share awards (collectively “Awards”) to mitigate the dilution of the Awards resulting from the Company’s recently completed return of EUR 917.7 million to its shareholders through a capital reduction. As part of these adjustments, the Company expects to make cash payments to holders of the Awards totaling approximately EUR 36 million (the “Award Adjustment”). The implementation of the Award Adjustment will be contingent upon receipt of shareholder approval, which will be sought at an upcoming extraordinary general meeting of shareholders.

The Company has filed as an exhibit to this Form 6-K the Notice to Convene Extraordinary General Meeting and accompanying documentation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2017	Forward Pharma A/S

	By:	/s/ Claus Bo Svendsen
Name: Claus Bo Svendsen
Title: Chief Executive Officer

EXHIBIT INDEX

99.1       Notice to Convene Extraordinary General Meeting